SHEARMAN & STERL

Avocats au Barreau de

114, AVENUE DES CHAMPS-ELY

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

December 9, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 4, 2002 announcing the resignation of Nicolas Dufourcq.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1

wanadoo

Paris, December 4th, 2002

Resignation of Nicolas Dufourcq

Nicolas Dufourcq presented his resignation, to be effective as of January 15th, 2003, at the meeting of the Wanadoo Board of Directors on December 4th, 2002. He will be replaced by Mr Olivier Sichel whose nomination as Chairman will be proposed to the Board on January 15th . Nicolas Dufourcq is also leaving his functions as Executive Director of France Telecom's fixed services and Internet branch.

After preparing and negotiating France Telecom's change of status in 1995, Nicolas Dufourcq created the Multimedia Division in 1996, launching France Telecom's ADSL program in 1997, and increasing the number of Wanadoo subscribers from 100,000 to 9 million in just a few years. Wanadoo is today number two in Europe for Internet and directories, with sales of over 2 billion euros forecast for 2002, 7,500 employees, and the leading position in France, the United Kingdom and Spain. The company is profitable, and is over a year ahead of the commitments it made at the time of its stock market listing. An increase in sales between 25 and 30% and at least a tripling of its Ebitda are forecast for 2003.

The Wanadoo Board of Directors salutes the strategy put in place by Nicolas Dufourcq and thanks him for conducting it with efficiency and determination.

Olivier Sichel, an Inspecteur des Finances, entered France Telecom in 1998. Since 2000 he has been Chairman of Wanadoo E-Merchant, Wanadoo's e-commerce subsidiary which includes the alapage.com and marcopoly.com brands.

Nicolas Dufourcq will continue to assist Thierry Breton, at the latter's request, during the transition phase.

Nicolas Dufourcq said :
"I ask my colleagues to continue to build the European Internet reference company we wanted with optimism and determination. I am leaving Wanadoo and France Telecom happy to have been able to live and lead a magnificent collective adventure. I wish my successor the best of luck".

Investor Relations :
Vincent Gouley
+ 33 1 58 88 75 68
vincent.gouley@wanadoo.com